SCHEDULE D

FEES

                           BRANDYWINE PERFORMANCE FEE

BASIC PERFORMANCE FEE STRUCTURE: Fulcrum fee of __bps (associated with baseline performance equal to EAFE1), +/- a performance fee of __ bps - i.e., a total fee ranging from ___ bps for underperforming EAFE by ___ bps, to ___ bps for exceeding EAFE by ___ bps. Brandywine's fee rate will be based on a measurement of the changes in the net asset value ("NAV") 2 of the International Fund assets managed by Brandywine, relative to the Benchmark.

     Consistent with the foregoing, and subject to the special provisions specified in the paragraphs below, Brandywine's fee shall be calculated in the following manner: the Fund's annualized Net Relative Performance shall be calculated based upon changes in the NAV of the assets managed by Brandywine relative to the change in the Benchmark during the period in question; Brandywine's total annualized advisory fee shall be (1) ___bps, plus (2) to the extent that the Fund's annualized Net Relative Performance exceeds -___ bps, Brandywine shall receive an additional fee equal to ___% of the excess, provided however that Brandywine's total annualized advisory fee shall not exceed ___bps.

PERFORMANCE MEASUREMENT PERIOD: A rolling period of three years (with 12 subperiods of one calendar quarter each) will be used for measuring long term Net Relative Performance. AIMR-compliant time weighted rate of return will be used to determine Net Relative Performance each quarter.

FEE CALCULATION - ASSET BASE: Average daily net assets will be calculated at the end of each quarter. Brandywine's fee will be paid promptly after the end of each calendar quarter. Beginning with the 12th subperiod pursuant to the subadvisory agreement, Brandywine's quarterly fee will be calculated by multiplying the

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1    The terms  "EAFE" or  "Benchmark"  when used  herein  shall mean The Morgan
     Stanley Capital International All Country World Free ex-U.S. Index.

2 The NAV, as calculated by the Fund's administrator, SEI, shall reflect the allocable Total Annual Operating Expenses, net of securities lending revenue, if any, and exclusive of interest, taxes, brokerage fees and commissions, and extraordinary expenses, calculated in accordance with applicable SEC and accounting guidelines. The Fund's Adviser has agreed to limit the Fund's expense ratio, through October 31, 2003, to 1.25% of the Fund's average daily net assets, net of securities lending revenue, if any.

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     immediately preceding quarter's average daily net assets by the fulcrum fee of ____ bps (1/4 of the annualized ___bps), adjusted for the performance fee based on the Net Relative Performance over the immediately preceding 12 quarter period.

Fees During Initial Transitional Period (i.e., within first 11 quarters):
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     After each of the first 3  quarters  Brandywine  will  receive a fee at the annualized rate of ___bps (i.e., ___ bps/quarter), based on the average daily net assets of each such quarter. At the end of the fourth quarter Brandywine will receive a similar ___bps fee based on that quarter's average daily net assets, plus a performance fee, applying the performance fee formula based upon (1) the first year's Net Relative Performance and
     (2) the first year's average daily net assets. For example, if average daily net assets have been $10 million and the first year's annualized Net Relative Performance for the Brandywine-managed assets exceeded EAFE by ___ bps, following the 4th quarter Brandywine would receive $____ ($___ million at ___ bps) plus $______ ($____ million at ___ bps for the first 4 quarters) - cumulatively, the equivalent of ___ bps for the first year.

     Thereafter (i.e., for quarters 5-11), at the end of each quarter the Net Relative Performance to date on an annualized basis will be calculated. Brandywine will be paid, with respect to such immediately preceding quarter, a fee calculated by multiplying (1) that quarter's average daily net assets by (2) the fulcrum fee of ____ bps adjusted for the performance fee component. For example, if after the first 7 quarters the Net Relative Performance exceeds the Benchmark (EAFE) by ___bps, and the average daily net assets during the 7th quarter were $___ million, then Brandywine would receive a fulcrum fee of $_____ ($___ million x ____ bps), adjusted by an additional payment of $_____ ($____ million x ____bps x 1/4).

Illustrative Fee Table at Various Net Relative Performance Levels:
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     NET RELATIVE         TOTAL
     PERFORMANCE         FEE (BPS)
     -----------         ---------